UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule of Assets (Held at End of Year) December 31, 2012	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

 Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

June 27, 2013

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets

Investments, at fair value	$15,051,190	$12,698,030

Receivables:
Dividends	- -	7,367
Notes from participants	98,491	115,535
	98,491	122,902

Cash	6,798	41,067

Total Assets	15,156,479	12,861,999

Liabilities

Payables, due to broker	4,302	- -

Net assets available for benefits at fair value	15,152,177	12,861,999

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(121,898)	(71,880)

Net assets available for benefits	$15,030,279	$12,790,119

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,719,111	$(152,931)
Interest and dividends	316,592	188,103
	2,035,703	35,172

Interest income on notes from participants	3,769	5,381

Contributions:
Employer	421,434	371,673
Participants	731,034	690,024
Rollover contributions	6,288	220,467
	1,158,756	1,282,164

Net additions	3,198,228	1,322,717

Deductions from net assets attributed to:
Benefits paid to participants	934,590	1,330,625
Administrative expenses	23,478	12,592
	958,068	1,343,217

Net increase (decrease) in net assets available for benefits	2,240,160	(20,500)

Net assets available for benefits:
Beginning of period	12,790,119	12,810,619

End of period	$15,030,279	$12,790,119

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.          Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code). The Plan was established for the benefit of substantially all full-time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 90% of covered compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Each new employee automatically becomes a participant in the Plan after satisfying the eligibility requirements and is deemed to have elected to make a pre-tax contribution of 2% of compensation unless an election is made for a different contribution amount or no contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants. There were no discretionary profit sharing contributions approved by the Board of Directors during the Plan years ended December 31, 2012 and 2011. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any) and Plan earnings (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of vested service. Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into approximately 23 separate investment options consisting of managed, indexed or individual equity or fixed income funds. Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made. This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes. The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

Notes to Financial Statements

With regard to Roth 401(k) account balances, distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½. To withdraw the Roth 401(k) account earnings on a tax-free basis, the distribution must occur after five years from starting the Roth 401(k) account and the participant must have attained age 59½. A participant’s death or disability also qualifies for a tax-free distribution. If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2012 and 2011, forfeited nonvested account balances totaled $55,280 and $74,988, respectively. These accounts were used to reduce the contributions required to be made by the Bank in 2013 and 2012, respectively.

Note 2.          Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Management determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.  Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The Plan’s adoption of the new guidance as of January 1, 2012 did not have a material effect on the Plan's financial statements.

In October 2012, the FASB issued ASU2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments did not have a material effect on the Plan’s financial statements.  The adoption of ASU 2012-04 is not expected to have a material effect on subsequent periods.

Notes to Financial Statements

Note 3.          Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:

●  Quoted prices for similar assets or liabilities in active markets;

●  Quoted prices for identical or similar assets or liabilities in inactive markets;

●  Inputs other than quoted prices that are observable for the asset or liability;

●  Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Employer Common Stock: Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

Notes to Financial Statements

Guaranteed Investment Contract: Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, Plan’s management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Refer to Note 5.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$9,520,758	$--	$--	$9,520,758
Fixed Income Funds	2,643,328	--	--	2,643,328
Total Mutual Funds	12,164,086	--	--	12,164,086
Employer Common Stock	1,072,641	--	--	1,072,641
MetLife Guaranteed Investment Contract (Note 5)	--	1,814,463	--	1,814,463
Total Investments at Fair Value	$13,236,727	$1,814,463	$--	$15,051,190

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$8,146,572	$--	$--	$8,146,572
Fixed Income Funds	2,381,377	--	--	2,381,377
Total Mutual Funds	10,527,949	--	--	10,527,949
Employer Common Stock	728,601	--	--	728,601
MetLife Guaranteed Investment Contract (Note 5)	--	1,441,480	--	1,441,480
Total Investments at Fair Value	$11,256,550	$1,441,480	$--	$12,698,030

Notes to Financial Statements

Note 4.          Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2012

American Beacon Large Cap Value Fund, 44,618 shares	$916,447
American EuroPacific Growth Class R4 Fund, 34,139 shares	1,381,938
Goldman Sachs Mid-Cap Value Institutional Fund, 22,451shares	882,118
Blackrock Equity Dividend Institutional Fund, 62,471 shares	1,245,049
PIMCO Total Return II Administrative Fund, 118,479 shares	1,331,699
T. Rowe Price Institutional Large Cap Growth Fund, 109,703shares	2,071,193
Munder Midcap Core Growth Class Y Fund, 26,368 shares	863,554
MetLife Managed GIC (contract value $1,692,565)	1,814,463
C&F Financial Corporation Common Stock, 27,546 shares	1,072,641

December 31, 2011

American Beacon Large Cap Value Fund, 50,363 shares	$888,395
American EuroPacific Growth Class R4 Fund, 27,113 shares	936,747
Goldman Sachs Mid-Cap Value Fund, 23,810 shares	799,293
Blackrock Equity Dividend Institutional Fund I, 62,473 shares	1,136,379
PIMCO Total Return II Administrative Fund, 112,190 shares	1,219,507
T. Rowe Price Institutional Large Cap Growth Fund, 133,861 shares	2,157,844
Munder Midcap Core Growth Class Y Fund, 26,095 shares	736,663
MetLife Managed GIC (contract value $1,369,600)	1,441,480
C&F Financial Corporation Common Stock, 27,391 shares	728,601

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $1,719,111 and depreciated in value by $152,931 during the Plan years ended December 31, 2012 and 2011, respectively, as follows:

	December 31,
	2012	2011

Registered Investment Companies	$1,326,981	$(307,114)
Employer Common Stock	353,902	119,147
Guaranteed Investment Contract	38,228	35,036
	$1,719,111	$(152,931)

Notes to Financial Statements

Note 5.          Investment Contract with Insurance Company

In 2003, the plan entered into a fully benefit-responsive investment contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The contract is included in the financial statements at contract value as reported to the plan by MetLife.  Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $1,814,463 and $1,441,480, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2012	2011
Based on actual earnings	6.84%	8.69%
Based on interest rate credited to participants	3.90%	4.12%

Note 6.          Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions credited to their accounts.

Notes to Financial Statements

Note 7.          Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 11, 2011 stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting standards generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8.          Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (Fidelity). Fidelity was a custodian, as defined by the Plan, through September 2011. During September 2011, Reliance Trust Corporation became custodian of the plan. Transactions that occurred with Fidelity through September 2011 were qualified as exempt party-in-interest transactions.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 9.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes to Financial Statements

Note 10.     Reconciliation of Financial Statements to Form 5500

Financial information reported on the Plan’s 2012 and 2011 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2012
	Net Assets Available For Benefits	Net (Decrease) Increase in Net Assets Available for Benefits
Balance per financial statements	$15,030,279	$2,240,160
Adjustment from contract value to fair value for current year	121,898	121,898
Adjustment from contract value to fair value for prior year	--	(71,880)
As reported on Form 5500	$15,152,177	$2,290,178

	2011
		Net (Decrease)
		Increase
	Net Assets	in Net Assets
	Available	Available
	For Benefits	for Benefits
Balance per financial statements	$12,790,119	$(20,500)
Adjustment from contract value to fair value for current year	71,880	71,880
Adjustment from contract value to fair value for prior year	--	(16,997)
As reported on Form 5500	$12,861,999	$34,383

Note 11.     Subsequent Events

Subsequent events that have occurred after the date of the Plan’s financial statements but before the financial statements are issued are evaluated. There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

Based on the evaluation, there were no recognized or nonrecognized subsequent events identified that would have required adjustment to or disclosure in the Plan’s financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 54-0169510 Plan No. 002

December 31, 2012

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Value

Registered Investment Companies
American Beacon Large Cap Value Fund	Mutual Fund	$916,447
American EuroPacific Growth Class R4 Fund	Mutual Fund	1,381,938
Buffalo Small Cap Growth Fund	Mutual Fund	568,464
Columbia Small Cap Class Z Value Fund II	Mutual Fund	475,927
Blackrock Equity Dividend Institutional Fund	Mutual Fund	1,245,049
DWS Enhanced Commodity Strategy Class S Fund	Mutual Fund	8,137
Federated Intermediate Government Corporation Fund	Mutual Fund	735,526
Fidelity Domestic Money Market Class B Fund	Mutual Fund	60,555
Fidelity Cash Management Prime Fund Daily Money Class	Mutual Fund	55,281
Goldman Sachs Mid-Cap Value Institutional Fund	Mutual Fund	882,118
Managers Bond Service Fund	Mutual Fund	139,554
Munder Midcap Core Growth Class Y Fund	Mutual Fund	863,554
Oppenheimer Developing Markets Class A Fund	Mutual Fund	544,504
PIMCO High Yield Class A Fund	Mutual Fund	154,209
PIMCO Total Return II Administrative Fund	Mutual Fund	1,331,699
T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	2,071,193
Vanguard Total International Stock Index Signal Fund	Mutual Fund	198
Vanguard Total Stock Market Index Signal Fund	Mutual Fund	115,425
Vanguard Total Bond Market Index Signal Fund	Mutual Fund	31,718
Vanguard 500 Index Signal Fund	Mutual Fund	262,491
Vanguard Inflation Protected Securities Fund I	Mutual Fund	250,622
Virtus Real Estate Securities Class A Fund	Mutual Fund	69,477
		12,164,086

MetLife Managed GIC	Insurance Contract	1,814,463

Common Stock
*C&F Financial Corporation	Employer Common Stock	1,072,641

Loans
Participant Notes	Interest Rates Range from 3.50% to 8.00%; Maturity Dates through 2017	98,491

Total Assets Held for Investment		$15.149,681

*Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED
CONTRIBUTION PLAN FOR CITIZENS AND
FARMERS BANK
(Name of Plan)

Date June 27, 2013	/s/ Thomas F. Cherry
Thomas F. Cherry, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator